Exhibit 1
CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Annual Report (Form 40-F) of Research in Motion Limited (the “Company”) of our reports dated May 14, 2007 with respect to the consolidated financial statements of the Company included herein, Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal controls over financial reporting.
We also consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-85294 and 333-100684) pertaining to the Company’s stock option plans of our reports dated May 14, 2007 with respect to the consolidated financial statements of the Company included herein, Company management’s assessment of the effectiveness of internal controls over financial reporting, and the effectiveness of internal controls over financial reporting.

Kitchener, Canada,	Chartered Accountants
May 14, 2007.	Licensed Public Accountants